EXHIBIT 99.1

Golar Tundra Acquisition

HAMILTON, Bermuda, Feb. 10, 2016 (GLOBE NEWSWIRE) -- Golar LNG Partners LP (NASDAQ:GMLP) (the "Partnership") announced today that it has entered into an agreement to acquire the ownership interests in the company ("Tundra Corp") that is the disponent owner and operator of the Golar Tundra, a floating storage and regasification unit ("FSRU"), from Golar LNG Limited ("Golar") for an aggregate purchase price of $330.0 million, less an expected amount of approximately $230 million of net lease obligations under the bank financing for the vessel (the "Purchase Price").  Concurrently with the execution of the purchase agreement, the Partnership paid an approximate 10% deposit to Golar.  The Partnership expects the Golar Tundra acquisition to close (the "Closing") in March 2016, subject to the satisfaction of customary closing conditions.

The Golar Tundra was built by Korean shipyard, Samsung Heavy Industries Co. Ltd., and was delivered to Golar in November 2015.  The Golar Tundra is subject to a time charter (the "Golar Tundra Time Charter") with West Africa Gas Limited ("WAGL"), for an initial term of five years, which may be extended for an additional five years at WAGL's option.  WAGL is jointly owned by subsidiaries of the Nigerian National Petroleum Corporation ("NNPC") with 60% and Sahara Energy Resource Ltd. ("Sahara") with 40%. The joint venture is developing an LNG import project at the port of Tema on the coast of Ghana West Africa.  The FSRU will be moored inside the port at a new jetty being built by WAGL.  The Golar Tundra is expected to commence operations under the Golar Tundra Time Charter in the second quarter of 2016.

Prior to the Closing, the Partnership expects to enter into a new, 5 year, $800 million senior secured credit facility.  The new credit facility is expected to consist of a $650 million term loan facility and a $150 million revolving credit facility and is intended to replace the existing credit facilities that are secured by seven vessels in the Partnership's fleet.  The Partnership intends to use borrowings under the revolving credit facility to fund the remaining $70 million cash purchase price for the Golar Tundra. The new credit facility would increase the average tenor of the Partnership's existing bank debt and, in particular, will extend the maturity of approximately $380 million of indebtedness from 2018 to 2021.

In connection with the Closing, the Partnership will enter into an agreement with Golar pursuant to which Golar will pay to the Partnership a daily fee plus operating expenses, aggregating approximately $2.6 million per month, for the right to use the FSRU from the date of the Closing until the date that the Golar Tundra commences operations under the Golar Tundra Time Charter.  In return the Partnership will remit to Golar any hire income received with respect to the Golar Tundra during this period. If for any reason the Golar Tundra Time Charter has not commenced by the 12 month anniversary of the Closing the Partnership shall have the right to require that Golar repurchase the shares of Tundra Corp at a price equal to the Purchase Price.

The Partnership estimates that the Golar Tundra acquisition will generate annual contracted revenues less operating expenses of approximately $44 million under the Golar Tundra Time Charter.

The Partnership's board of directors (the "Board") is pleased that the Partnership has entered into this purchase agreement in connection with the acquisition of its seventh FSRU.  This acquisition also represents the seventh vessel that Golar has offered to the Partnership as a result of its requirement under the Omnibus Agreement to offer vessels that Golar has contracted for a term of five years or more. The Board and the conflicts committee of the Board (the "Conflicts Committee") have approved the Purchase Price. The Conflicts Committee retained a financial advisor to assist with its evaluation of the acquisition.

The Golar Tundra acquisition is expected to be an accretive transaction and is consistent with the Partnership's growth strategy, as it increases the diversity of the Partnership's fleet and contracted cash flow. The Partnership's management does not intend to recommend to the Board an increase in the Partnership's quarterly cash distribution as a result of this transaction.

The Golar Tundra acquisition will increase revenue backlog to a total of $2.62 billion as at December 31, 2015. It will also significantly increase distributable cash flow and strengthen distribution coverage as well as reduce exposure to the vessels due for recontracting at the end of 2017.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership's operations, performance and financial condition.  Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership's control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

-  the Partnership's ability to consummate the Golar Tundra acquisition on a timely basis or at all, and to integrate and realize the expected benefits from the Golar Tundra acquisition;
-  the annual contracted revenues, net of voyage expenses, commissioning, operating expenses and taxes, relating to the Golar Tundra;
-  changes in the Partnership's distributions to unitholders;
-  the Partnership's ability to implement its growth strategies and other plans and objectives for future operations;
-  the Partnership's future revenues, expenses, financial condition and results of operations;
-  the ability of the Partnership to refinance debt and the Partnership's ability to incur additional debt and the terms thereof;
-  covenants and financial ratios imposed by the Partnership's debt facilities;
-  the Partnership's ability to make additional borrowings and to access debt and equity markets;
-  charter commencement and termination dates and extensions of charters; and
-  other factors listed from time to time in the reports and other documents the Partnership files with the United States Securities and Exchange Commission.

New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Hamilton, Bermuda

February 10, 2016

Investor relations enquiries:
Golar Management Limited - +44 207 063 7900
Graham Robjohns
Brian Tienzo

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.